UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

INFORMATION STATEMENT

Schedule 14f-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Press Ventures, Inc.

(Exact name of registrant as specified in its corporate charter)

Commission File No.: 000-54628

Nevada	39-2077493
(State or other jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

542 Syndicate Ave South Thunder Bay, Canada, P7E 1E7 (Address of Principal Executive Offices)

(905) 362-9389

(Registrant’s telephone number, including area code)

11107-50th Avenue

Edmonton, Alberta, Canada T6H 0J1

(Former name or former address, if changed since last report)

July 31, 2012

PRESS VENTURES, INC.

Schedule 14f-1

You are urged to read this information statement carefully and in its entirety. However, you are not required to take any action in connection with this information statement.

References throughout this information statement to “we”, “us”, and “our” are to Press Ventures, Inc.

INTRODUCTION

This information statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 thereunder in connection with proposed changes in a majority of the membership of the board of directors of Press Ventures, Inc. (the “Company”).  The date of this information statement is July 31, 2012.

This information statement is being mailed to shareholders of record as of July 31, 2012 and filed with the Securities and Exchange Commission (the “SEC”) on July 31, 2012.

On the tenth (10th) day after this Information Statement has been filed and distributed to shareholders, the Company plans to appoint the individual named herein to its Board of Directors.  In connection therewith, Caroline Johnston has tendered her resignation as the sole director of the board of the Company to be replaced by the individual named herein.

Additionally, on June 18, 2012, Caroline Johnston resigned as President, Secretary/Treasurer and Chief Executive Officer of the Company, and Lynda Cambly was elected as President, Secretary/Treasurer and Chief Executive Officer of the Company.

No action is required by the shareholders of the Company in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to the Company’s shareholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s shareholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF LYNDA CAMBLY TO THE BOARD. NO ACTION IS REQUIRED BY OUR SHAREHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

TRANSACTIONS

On June 18, 2012, Lynda Cambly (the “Purchaser”) entered into a Stock Purchase Agreement (the “Purchase”) with Caroline Johnston (the “Seller”) pursuant to which the Seller sold 5,500,000 shares of Common Stock of the Company, representing approximately 66.27% of the total issued and outstanding shares of Common Stock of the Company.

Upon the closing of the Purchase, the Purchaser acquired 5,500,000 shares of Common Stock, or approximately 66.27% of the issued and outstanding Common Stock and attained voting control of the Company.

In connection with the Stock Purchase, Caroline Johnston resigned as President, Secretary/Treasurer and Chief Executive Officer of the Company, and Lynda Cambly was elected as President, Secretary/Treasurer and Chief Executive Officer of the Company.

DESCRIPTION OF BUSINESS

The Company was incorporated under the laws of the state of Nevada on October 5, 2010. The Company is a mining exploration stage company engaged in the acquisition and exploration of mineral properties. We have not yet commenced any exploration activities other than completing a technical report. We have not generated revenue from mining operations.

VOTING SECURITIES AND SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

On June 18, 2012, the Purchaser entered into the Stock Purchase with Seller pursuant to which the Seller sold an aggregate of 5,500,000 shares of common stock of the Company, representing approximately 66.27% of the total issued and outstanding shares of common stock of the Company.

Upon the closing of the Stock Purchase, the Purchaser acquired 5,500,000 shares of common stock, or approximately 66.27% of the issued and outstanding common stock and attained voting control of the Company.

We are presently authorized to issue 100,000,000 shares of common stock.  As of June 18, 2012, there were 8,300,000 shares of Common Stock issued and outstanding. There are no issued or outstanding shares of preferred stock.

The following table sets forth certain information as of June 18, 2012 with respect to the beneficial ownership of the Company’s outstanding common stock by each person who is known by us to beneficially own 5% or more of our common stock.  Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner	Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned[1]
Lynda Cambly	5,500,000	66.27%

1Percentage ownership is based on an assumption of 8,300,000 shares of common stock outstanding as of June 18, 2012. There are no outstanding options, warrants or other securities convertible into our common stock.

CHANGE OF CONTROL OF REGISTRANT

Pursuant to the Purchase Transaction and following the filing and distribution to shareholders of this Schedule 14f-1 Caroline Johnston will resign from the Board and the following individual will become the Company’s sole officer and director:

Name	Age	Position
Lynda Cambly	51	President, Secretary/Treasurer, Chief Executive Officer and Director

Lynda Cambly

Lynda Cambly has been the President of the Company since June 18, 2012. Ms. Cambly has held positions in marketing and public relations in a variety of corporate sectors during the course of her career. Ms. Cambly worked in management with a timber company where she performed a broad range of duties which included scheduling projects and analyzing results.

Prior to the Purchase Transaction, our sole officer and director was Caroline Johnston.  On June 18, 2012, Ms. Johnston resigned from all offices held by her. Additionally, Caroline Johnston tendered her resignation as director to be effective on the tenth day following the filing of this Information Statement with the SEC and the mailing of this Information Statement to our shareholders (the “Effective Date”).  In connection with the Purchase Transaction, Caroline Johnston appointed Ms. Lynda Cambly (“Incoming Director”) as sole director. The change in directors is expected to occur on the Effective Date. The Incoming Director was nominated by written consent.

The Incoming Director is not currently a director of, nor does she hold any position with us or has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, the Incoming Director has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Change of Address of Principal Executive Office of the Company

Effective June 18, 2012, the Company changed the location of its principal executive offices from 11107-50th Avenue, Edmonton, Alberta, Canada T6H 0J1 to 542 Syndicate Ave South, Thunder Bay, Canada, P7E 1E7 and changed its telephone number to (905) 362-9389.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of the Company’s common stock are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Presently, none of the Company's current or resigning officers or directors has received or will receive any compensation for services rendered unto the Company. They all agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations. The Company currently has no funds available to pay officers or directors. Further, none of the officers or directors are accruing any compensation pursuant to any agreement with the Company.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRESS VENTURES, INC.

July 31, 2012

By:/s/ Lynda Cambly
Lynda Cambly
President and Chief Executive Officer